EXECUTION VERSION
FIRST AMENDMENT AND WAIVER
          FIRST AMENDMENT AND WAIVER, dated as of February 17, 2009 (this “Amendment and Waiver”), to the Bridge Credit Agreement, dated as of December 23, 2008 (as further amended, supplemented or otherwise modified from time to time, the “Bridge Credit Agreement”), among Precision Drilling Trust, an Alberta unincorporated open-ended investment trust (“Holdings”), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta (the “Borrower”), Deutsche Bank AG Cayman Islands Branch, as administrative agent and Lender, Royal Bank of Canada, as syndication agent and Lender and HSBC Bank USA, National Association, as documentation agent and Lender (collectively, the “Lenders”).
W I T N E S S E T H:
          WHEREAS, Holdings, the Borrower and the Lenders desire to amend the Bridge Credit Agreement on the terms and subject to the conditions set forth herein;
          NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:
          SECTION 1.  Definitions.  Unless otherwise defined herein, terms defined in the Bridge Credit Agreement and used herein shall have the meanings given to them in the Bridge Credit Agreement.
          SECTION 2.  Limited Waiver of Section 2.13(b).  The Lenders hereby waive the requirements of the second paragraph of Section 2.13(b) of the Bridge Credit Agreement solely with respect to the Net Cash Proceeds of the issuance of 46,000,000 Trust Units pursuant to the Underwriting Agreement, dated February 9, 2009, among the Borrower, Holdings and the underwriters named therein, and the issuance of up to 6,900,000 additional Trust Units pursuant to the over-allotment option provided in such Underwriting Agreement and solely to the extent that such Net Cash Proceeds are held in the form of cash or Cash Equivalents until they are applied by the Borrower and/or any Subsidiary to repurchase Existing Convertible Securities and to pay accrued interest thereon and fees and expenses relating to such repurchases on or prior to March 23, 2009 pursuant to an offer to purchase required by the terms thereof triggered by the change of control of the Target occurring by virtue of the Acquisition; provided, that any Net Cash Proceeds not used to repurchase Existing Convertible Securities tendered in such offers to purchase and to pay accrued interest thereon and fees and expenses relating to such offers to purchase shall be applied to prepay the outstanding Loans, no later than March 23, 2009, pursuant to Section 2.13(b) of the Bridge Credit Agreement. For the avoidance of doubt, the foregoing waiver shall not apply to any subsequent issuances or sales of Equity Interests to which the second paragraph of Section 2.13(b) would otherwise apply.
          SECTION 3.  Amendments to Section 2.13(b).  The third paragraph of Section 2.13(b) of the Bridge Credit Agreement is hereby amended by deleting such paragraph in its entirety and inserting in lieu thereof the following:
During the Delayed Draw Availability Period, if the amount of Net Cash Proceeds actually received under this Section 2.13(b) exceeds the aggregate outstanding principal amount of the Loans, the Delayed Draw Commitments shall be automatically and permanently reduced by an amount equal to such excess; provided, that the Delayed Draw Commitments shall be automatically and permanently reduced by the full amount of, effective on the date of receipt of, any Net Cash Proceeds of the issuance of Equity Interests held, pursuant to Section 2 of the First Amendment and Waiver, dated as of February 17, 2009, to the Bridge Credit Agreement, for the purpose of repurchasing Existing Convertible Securities.
          SECTION 4.  Fees.  The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than Defaulting Lenders) a commitment fee for the period from the Closing Date to and including the date of any reduction of the Delayed Draw Commitments pursuant to the third paragraph of Section 2.13(b) of the Bridge Credit Agreement, as amended by Section 3 of this Amendment and Waiver (the “Equity Proceeds Commitment Reduction”), computed at the Commitment Fee Rate on the amount of such Equity Proceeds Commitment Reduction, payable within three Business Days after the date of such Equity Proceeds Commitment Reduction.
          SECTION 5.  Effectiveness.  This Amendment and Waiver shall become effective as of the date (the “First Amendment and Waiver Effective Date”) on which the Lenders (or their counsel) shall have received duly executed and completed counterparts hereof (in the form provided and specified by the Lenders) that, when taken together, bear the signatures of (x) Holdings, (y) the Borrower and (z) the Lenders.
          SECTION 6.  Effect of Amendment and Waiver.
          6.1.  Except as expressly set forth herein, this Amendment and Waiver shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Bridge Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Bridge Credit Agreement or any other provision of the Bridge Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and affect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Bridge Credit Agreement or any other Loan Document in similar or different circumstances.
          6.2.  On and after the First Amendment and Waiver Effective Date, each reference in the Bridge Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the Bridge Credit Agreement in any other Loan Document shall be deemed a reference to the Bridge Credit Agreement as amended hereby. This Amendment and Waiver shall constitute a “Loan Document” for all purposes of the Bridge Credit Agreement and the other Loan Documents.
          SECTION 7.  General.
          7.1.  GOVERNING LAW.  THIS AMENDMENT AND WAIVER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

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          7.2.  Costs and Expenses.  The Borrower agrees to reimburse the Lenders for their reasonable out-of-pocket costs and expenses in connection with this Amendment and Waiver, including the reasonable fees, charges and disbursements of counsel for the Lenders.
          7.3.  Counterparts.  This Amendment and Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment and Waiver by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.
          7.4.  Headings.  The headings of this Amendment and Waiver are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment and Waiver to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION
By:	/s/ Doug Strong
	Name:	Doug Strong
	Title:	Chief Financial Officer

PRECISION DRILLING CORPORATION
By:	/s/ Doug Strong
	Name:	Doug Strong
	Title:	Chief Financial Officer
[Signature Page to First Amendment]

DEUTSCHE BANK AG CAYMAN ISLANDS BRANCH, as a Lender
By:	/s/ Calli S. Hayes
	Name:	Calli S. Hayes
	Title:	Managing Director

By:	s/ Robert M. Wood, Jr.
	Name:	Robert M. Wood, Jr.
	Title:	Director
[Signature Page to First Amendment]

ROYAL BANK OF CANADA, as a Lender
By:	/s/ Debra Giles
	Name:	Debra Giles
	Title:	Authorized Signatory
[Signature Page to First Amendment]

HSBC BANK USA, NATIONAL ASSOCIATION, as a Lender
By:	/s/ Christopher J. Heusler
	Name:	Christopher J. Heusler
	Title:	Manager Director Head of Multinationals #7222

[Signature Page to First Amendment]